Exhibit 77D - DWS High Income Fund
(a series of DWS High Income Series)

At a meeting held May 4-5, 2009, the
Board of Trustees of DWS High Income
Fund (the "Fund"), approved a proposal
to change the portfolio maturity policy
of the Fund such that the dollar-
weighted effective average portfolio
maturity of the Fund will not exceed
ten years.

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